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                     QUALITY INCOME PORTFOLIO

             AGREEMENT AND DECLARATION OF UNITHOLDERS


     This AGREEMENT AND DECLARATION OF UNITHOLDERS is made at
Minneapolis, Minnesota, as of this 10th day of June, 1996 by the holders of beneficial interest of Quality Income Portfolio, a separate series of Income Trust.

     WITNESS that

     WHEREAS, the Declaration of Trust for Income Trust provides for no restrictions on the transfer of units therein; and

     WHEREAS, the holders of units in Quality Income Portfolio desire to restrict the transfer of their units in Quality Income
Portfolio;

     NOW, THEREFORE, the undersigned hereby declare that they will not transfer any units in Quality Income Portfolio held by them without the prior written consent of the other unitholders holding at least two thirds of the Quality Income Portfolio's units outstanding (excluding the units of the holder seeking to effect the transfer) and that any attempted transfer in violation of this agreement shall be null and void. This agreement shall not affect the rights of any unitholder to redeem units in Quality Income Portfolio as provided for in the Declaration of Trust. The undersigned also acknowledge that the remedy of damages for the violation of this agreement would be inadequate and therefore further agree that this agreement shall be enforceable solely by the remedy of specific performance.


                              IDS SELECTIVE FUND, INC.


                               /s/ Leslie L. Ogg
                              Leslie L. Ogg
                              Vice President and General Counsel


                              STRATEGIST INCOME FUND, INC.
                                   Strategist Quality Income Fund


                              /s/ James A. Mitchell
                              James A. Mitchell
                              President